

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 5, 2018

<u>Via E-mail</u>
Richard L. Voliva III
Chief Financial Officer
HollyFrontier Corporation
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

  Re: HollyFrontier Corporation
    Form 10-K for Fiscal Year Ended
    December 31, 2017
    Filed February 21, 2018
    File No. 1-03876

Dear Mr. Voliva:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Ethan Horowitz

         Ethan Horowitz
         Branch Chief
         Office of Natural Resources